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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____04/01/2007____ AND ENDING____03/31/2008____
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WOORI INVESTMENT & SECURITIES AMERICA, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120   West   45th Street, Suite 3010
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Soo Min Lee_____(212) 391-8999_____
_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____KPMG LLP_____
_____(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Duck Kee Hong_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Woori Investment & Securities America, Inc._____ , as

of __March 31_____ , 20__08'__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Notary Public

__President_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Woori Investment & Securities America, Inc.:

We have audited the accompanying statement of financial condition of Woori Investment & Securities America, Inc. (a wholly owned subsidiary of Woori Investment & Securities Co., Ltd.) (the Company) as of March 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Woori Investment & Securities America, Inc. as of March 31, 2008 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

May 23, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

WOORI INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
Woori Investment & Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2008

Assets

Cash and cash equivalents	$	5,115,862
Certificates of deposit		1,539,100
Commission receivable		160,928
Prepaid taxes		184,785
Furniture, equipment, and leasehold improvements, at cost,		
less accumulated depreciation and amortization of $461,343		33,894
Deferred taxes		119,998
Other assets		207,676
Total assets	$	7,362,243

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	368,594
Total liabilities		368,594

Commitments (note 6)

Stockholder's equity:		
Common stock, $0.01par value. Authorized 3,000 shares; issued and outstanding 300 shares		3
Additional paid-in capital		9,999,997
Accumulated deficit		(3,006,351)
Total stockholder's equity		6,993,649
Total liabilities and stockholder's equity	$	7,362,243

See accompanying notes to statement of financial condition.

WOORI INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
Woori Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

March 31, 2008

(1) Organization and Summary of Significant Accounting Policies

Woori Investment & Securities America, Inc. (the Company), a wholly owned subsidiary of Woori Investment & Securities Co., Ltd. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in the state of Delaware on June 18, 1992 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company primarily serves U.S. institutional customers as a broker and dealer of Korean securities and as underwriter of Korean debt and equity securities.

(a) Securities Owned

Securities transactions are recorded on a trade-date basis. Securities owned are carried at market value.

(b) Depreciation and Amortization

Furniture, equipment, and leasehold improvements are stated at cost. Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms or their related leases.

(c) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely–than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. The Company adopted the provisions of FIN 48 on April 1, 2007. The adoption had no effect on the Company's financial statements.

(Continued)

(d) *Use of Estimates in the Preparation of a Statement of Financial Condition*

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Related-Party Transactions

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity securities transactions for customers are collected by its Parent directly from the customers and remitted periodically to the Company. Related commission receivable from the Parent at March 31, 2008 amounted to approximately $161,000. Another portion of the Company's activities is conducted with an affiliate, and the summary of transactions and balances with the affiliate as of and for the year ended March 31, 2008 is as follows:

Certificates of deposit	$ 1,539,000
Accrued interest on certificates of deposit	29,000

(3) Income Taxes

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at March 31, 2008 are as follows:

Deferred tax assets:	
Capital loss carryforwards	$ 22,349
Furniture, equipment, and leasehold improvements principally due to differences in depreciation and amortization and gain on insurance recoveries for property losses	41,751
Accrued expenses	81,978
Total gross deferred tax assets	146,078
Less valuation allowance	22,349
Net deferred tax assets	123,729
Deferred tax liabilities:	
Net unrealized gain on investment securities	(3,731)
Total gross deferred tax liabilities	(3,731)
Net deferred tax assets	$ 119,998

(Continued)

WOORI INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
Woori Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

March 31, 2008

The net change in total valuation allowance for the year ended March 31, 2008 was an increase of $1,128. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of some portion of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

(4) Pledged Assets

As of March 31, 2008, the Company was contingently liable for an outstanding standby letter of credit, which approximately amounted to $50,000. The standby letter of credit was issued to the landlord of the Company for its office space lease. The Company collateralized the letter of credit with cash deposits in the amount of $58,155 at March 31, 2008. Such cash deposits are included in other assets in the accompanying statement of financial condition.

(5) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under the rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March 31, 2008, the Company had a net capital requirement of $100,000, whereas it had net capital of $4,665,715. The Company's percentage of aggregate indebtedness to net capital was 7.90%.

(6) Commitments

As of March 31, 2008, the Company was obligated under a noncancelable operating lease expiring on December 31, 2011 relating to its office space.

Future minimum lease payments under the noncancelable operating lease as of March 31, 2008 are as follows:

Year ending March 31:		
2009	$	180,000
2010		180,000
2011		180,000
2012		135,000
	$	675,000

WOORI INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
Woori Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

March 31, 2008

(7)   Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

